FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2012.

Total number of pages: 45

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE YEAR ENDED MARCH 31, 2012
FROM APRIL 1, 2011 TO MARCH 31, 2012
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE YEAR ENDED MARCH 31, 2012

FROM APRIL 1, 2011 TO MARCH 31, 2012

CONSOLIDATED

Released on April 24, 2012

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: April 24, 2012

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Annual General Shareholders’ Meeting (Plan): June 26, 2012

Date of Commencement of Dividend Payment (Plan): June 5, 2012

Date of Filing of Japanese Annual Securities Report (Plan): June 27, 2012

1. Selected Consolidated Financial Performance (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Year ended March 31
	2012	2011
Net sales	¥682,320	¥675,988
Ratio of change from the same period of previous fiscal year	0.9%	18.3%
Operating income	73,070	92,869
Ratio of change from the same period of previous fiscal year	(21.3)%	17.1%
Income from continuing operations before income taxes	70,856	81,966
Ratio of change from the same period of previous fiscal year	(13.6)%	7.9%
Net income attributable to Nidec Corporation	40,731	52,333
Ratio of change from the same period of previous fiscal year	(22.2)%	0.7%
Net income attributable to Nidec Corporation per share -basic	¥296.25	¥375.91
Net income attributable to Nidec Corporation per share -diluted	¥276.89	¥362.80
Ratio of net income attributable to Nidec Corporation to average of Nidec Corporation shareholders’ equity *1	11.2%	15.0%
Ratio of income from continuing operations before income taxes to total assets	9.2%	11.4%
Ratio of operating income to net sales	10.7%	13.7%

Notes:

1. Weighted-average of Nidec Corporation shareholders' equity at the beginning and the end of each fiscal year

2. Comprehensive income:

¥37,684 million for the year ended March 31, 2012 (3.4% increase compared to the fiscal year ended March, 31, 2011)

¥36,432 million for the year ended March 31, 2011 (28.4% decrease compared to the fiscal year ended March 31, 2010)

3. Equity in net income (loss) of affiliated companies:

¥0 million for the year ended March 31, 2012

¥6 million for the year ended March 31, 2011

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	March 31, 2012	March 31, 2011
Total assets	¥800,401	¥748,205
Total equity	425,611	410,506
Nidec Corporation shareholders’ equity	370,182	355,250
Nidec Corporation shareholders’ equity to total assets	46.2%	47.5%
Nidec Corporation shareholders’ equity per share	¥2,705.32	¥2,565.32

(3) Consolidated Results of Cash Flows (unaudited)

	Yen in millions
	Year ended March 31, 2012	Year ended March 31, 2011
Net cash provided by operating activities	¥56,712	¥83,084
Net cash used in investing activities	(19,918)	(106,942)
Net cash (used in) provided by financing activities	(814)	3,764
Cash and cash equivalents at the end of year	¥130,290	¥94,321

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2013 (target)	Year ended March 31, 2012	Year ended March 31, 2011
Interim dividend per share	¥45.00	¥45.00	¥40.00
Year-end dividend per share	50.00	45.00	45.00
Annual dividend per share	¥95.00	90.00	85.00
Dividends declared for the year	-	¥12,325 million	¥11,803 million
Dividend payout ratio *	22.8%	30.4%	22.6%
Dividend to Nidec Corporation shareholders’ equity	-	3.4%	3.4%
*Note: "Annual dividend per share" to "earning per share-basic"

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2013)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2012	Year ending March 31, 2013
Net sales	¥360,000	¥780,000
Operating income	43,000	95,000
Income from continuing operations before income taxes	40,000	87,000
Net income attributable to Nidec Corporation	26,000	57,000
Net income attributable to Nidec Corporation per share - basic	¥190.01	¥416.56

4. Others

(1) Changes in significant subsidiaries (changes in "specified subsidiaries" (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(3) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock)

145,075,080 shares at March 31, 2012

145,075,080 shares at March 31, 2011

2. Number of treasury stock at the end of each period:

8,240,496 shares at March 31, 2012

6,593,647 shares at March 31, 2011

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

137,490,290 shares for the year ended March 31, 2012

139,215,516 shares for the year ended March 31, 2011

Note: Please refer to “Earnings per share” in "4. Unaudited Consolidated Financial Statements (U.S. GAAP)" on page 30 for more information.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nidec Non-Consolidated Financial Performance

(1) Non-Consolidated Results of Operations (Japanese GAAP) (Unaudited)

	Yen in millions (except for per share amounts)
	Year ended March 31
	2012	2011
Net sales	¥146,965	¥146,740
Ratio of change from the same period of previous fiscal year	0.2%	1.6%
Operating income	7,497	6,799
Ratio of change from the same period of previous fiscal year	10.3%	(15.7)%
Ordinary income	15,899	22,318
Ratio of change from the same period of previous fiscal year	(28.8)%	(27.4)%
Net income	29,358	21,983
Ratio of change from the same period of previous fiscal year	33.5%	(30.6)%
Net income per share - basic	¥213.53	¥157.91
Net income per share - diluted	¥199.45	¥152.27

(2) Non-Consolidated Financial Position (Japanese GAAP) (Unaudited)

	Yen in millions (except for per share amounts)
	March 31, 2012	March 31, 2011
Total assets	¥488,939	¥447,220
Net assets	248,897	242,305
Net assets to total assets	50.9%	54.2%
Net assets per share	¥1,818.96	¥1,749.73

Note:

Shareholders’ equity:

¥248,897 million for the year ended March 31, 2012

¥242,305 million for the year ended March 31, 2011

Please see the press release entitled “Notice Regarding Extraordinary Income (Non-Consolidated Financial Results),” which is being submitted on Form 6-K on April 24, 2012, for information relating to certain transfer pricing adjustments made in the fiscal year ended March 31, 2012.

Investor presentation materials relating to its financial results for the fiscal year ended March 31, 2012, are expected to be published on Nidec’s corporate website on April 25, 2012.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Fiscal Year ended March 31, 2012

In the fiscal year ended March 31, 2012, the global economy experienced a series of adverse events, starting with the Great East Japan Earthquake negatively affecting the supply chains of companies across various industries, followed by the European financial crisis deteriorating into a global economic recession, which adversely impacted wider markets including newly emerging economies, and the flooding in Thailand severely disrupting the supply chains of many manufacturers again. Nevertheless, towards the end of the fiscal year, the global economy seemed to start showing some signs of recovery in light of the recent positive developments, including the progress made in the measures designed to improve the economic conditions in Europe and the recovery efforts in response to the natural disasters.

We were negatively affected by the disruptions to the supply chains due to the Great East Japan Earthquake and the flooding in Thailand, the appreciation of the yen and other Asian currencies against the U.S. dollar and other currencies, and the surge in costs of rare earth and other raw materials during the fiscal year ended March 31, 2012. In response, we implemented measures designed to quickly respond to the adverse effects of these events. Our consolidated net sales for the fiscal year ended March 31, 2012 were higher compared to the pervious fiscal year. Our consolidated operating income and net income attributable to Nidec Corporation for the fiscal year ended March 31, 2012 exceeded our forecasts previously announced on January 24, 2012.

2. Consolidated Operating Results

Consolidated Operating Results for the Fiscal Year ended March 31, 2012 ("this fiscal year"), Compared to the Fiscal Year ended March 31, 2011 ("the previous fiscal year")

Consolidated net sales increased ¥6,332 million, or 0.9%, to ¥682,320 million for this fiscal year compared to the previous fiscal year. Operating income decreased ¥19,799 million, or 21.3%, to ¥73,070 million for this fiscal year compared to the previous fiscal year. Our operating income ratio for this fiscal year exceeded 10% at 10.7%. The average exchange rate between the U.S. dollar and the Japanese yen for this fiscal year was ¥79.08 to the dollar, which reflects the appreciation of the Japanese yen against the U.S. dollar of approximately ¥6.64, or 8%, compared to the previous fiscal year. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our net sales of approximately ¥33,200 million as well as on our operating income of ¥7,100 million for this fiscal year compared to the previous fiscal year.

Income from continuing operations before income taxes decreased ¥11,110 million, or 13.6%, to ¥70,856 million for this fiscal year compared to the previous fiscal year. An approximately ¥7,300 million decrease in foreign exchange loss (mainly relating to translation of foreign currency-denominated assets) to approximately ¥1,800 million for this fiscal year from approximately ¥9,100 million for the previous fiscal year had a positive effect on our income from continuing operations before income taxes for this fiscal year.

Net income attributable to Nidec Corporation decreased ¥11,602 million, or 22.2%, to ¥40,731 million for this fiscal year compared to the previous fiscal year.

As of March 31, 2012, we discontinued some of our businesses that were previously included in the “small precision motors” and “electronic and optical components” product categories. All prior period amounts of the discontinued businesses in this report have been reclassified to discontinued operations. Net sales of the discontinued operations and the loss on discontinued operations for this fiscal year were ¥5,615 million and ¥7,768 million, respectively.

Operating Results by Product Category for This Fiscal Year Compared to the Previous Fiscal Year

Small precision motors-

Net sales of small precision motors decreased approximately ¥13,900 million, or 4%, to ¥305,186 million for this fiscal year compared to the previous fiscal year. This was mainly due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the negative impact of the flooding in Thailand, partially offset by the positive effect of the sales of approximately ¥12,000 million at Nidec Seimitsu Corporation, which was newly consolidated on July 1, 2011. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our sales of small precision motors of approximately ¥23,100 million for this fiscal year compared to the previous fiscal year.

The number of units sold and sales of small precision motors for hard disk drives ("HDDs") decreased approximately 3% and 10% for this fiscal year compared to the previous fiscal year, respectively. This decrease was mainly due to the negative impact of the flooding in Thailand on our manufacturing facilities and the supply chains for small precision motors for HDDs. Sales of spindle motors for 2.5-inch and 3.5-inch HDDs decreased approximately 6% and 14%, respectively, for this fiscal year compared to the previous fiscal year, reflecting the negative impact of the appreciation of the Japanese yen against the U.S. dollar. Although average unit prices of spindle motors increased approximately 1% on a U.S. dollar basis for this fiscal year compared to the previous fiscal year, average unit prices of spindle motors decreased approximately 7% on a Japanese yen basis for this fiscal year compared to the previous fiscal year, reflecting the 8% appreciation of the Japanese yen against the U.S. dollar. Although the number of units sold of spindle motors for 2.5-inch HDDs increased approximately 4% for this fiscal year compared to the previous fiscal year, the number of units sold of spindle motors for 3.5-inch HDDs decreased approximately 10% for this fiscal year compared to the previous fiscal year.

Net sales of other small precision brushless DC motors decreased approximately 1% for this fiscal year compared to the previous fiscal year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors decreased approximately 11% for this fiscal year compared to the previous fiscal year. The 11% decrease in net sales of other small precision brushless DC motors was mainly due to the 8% appreciation of the Japanese yen against the U.S. dollar and a 5% decrease in the number of units sold for this fiscal year compared to the previous fiscal year.

Net sales of brushless DC fans decreased approximately 10% for this fiscal year compared to the previous fiscal year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 9% for this fiscal year compared to the previous fiscal year. The main reason for the 9% decrease in sales were the 8% appreciation of the Japanese yen against the U.S. dollar and a 3% decrease in the number of units sold for this fiscal year compared to the previous fiscal year.

Operating income of small precision motors decreased approximately ¥8,000 million, or 13%, to ¥52,112 million for this fiscal year compared to the previous fiscal year. This was mainly due to the appreciation of the Japanese yen against the U.S. dollar and the adverse effects of the flooding in Thailand. The appreciation of the Japanese yen against the U.S. dollar had a negative impact on operating income of small precision motors of approximately ¥6,700 million for this fiscal year.

General motors-

Net sales of general motors increased approximately ¥41,000 million, or 30%, to ¥178,214 million for this fiscal year compared to the previous fiscal year. Sales of general motors for home appliances and industrial use for this fiscal year increased approximately ¥30,000 million, or 32%, compared to the previous fiscal year, mainly reflecting the full year of sales for Nidec Motor Corporation, which we acquired in the second quarter of the prior year. Sales for Nidec Motor were approximately ¥33,400 million higher for this fiscal year compared to the previous fiscal year. Sales for Nidec Techno Motor Corporation decreased for this fiscal year compared to the previous fiscal year due mainly to inventory adjustments-related effects in the European and Asian markets and the negative effects of the flooding in Thailand. Sales of general motors for automobiles increased approximately ¥11,000 million, or 26%, for this fiscal year compared to the previous fiscal year. Within the “general motors for automobiles” product category, sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries increased approximately 68% for this fiscal year compared to the previous fiscal year.

Operating income of general motors increased approximately ¥2,900 million, or 83%, to ¥6,279 million for this fiscal year compared to the previous fiscal year. Operating income of general motors for home appliances and industrial use increased for this fiscal year compared to the previous fiscal year mainly due to the contribution of Nidec Motor. Operating income of general motors for automobiles increased for this fiscal year compared to the previous fiscal year, despite Nidec Corporation's increased investment cost relating to general motors for automobiles, including motors for electric power steering for automobiles.

Machinery-

Net sales of machinery decreased approximately ¥12,400 million, or 16%, to ¥64,904 million for this fiscal year compared to the previous fiscal year. The decrease in net sales was mainly due to a decrease in sales of such products as LCD panel handling robots at Nidec Sankyo of approximately ¥7,600 million, or 23%, a decrease in sales of such products as electronic circuit testing systems for digital equipment at Nidec-Read of approximately ¥3,100 million, or 24%, a decrease in sales at Nidec-Kyori of approximately ¥1,500 million, or 17%, and a decrease in sales at Nidec Tosok of approximately ¥500 million, or 14%, for this fiscal year compared to the previous fiscal year. The decrease in net sales was partially offset by an increase in sales of such products as peripheral equipment for chip mounters at Nidec Copal of approximately ¥900 million, or 17%, for this fiscal year compared to the previous fiscal year.

Operating income of machinery decreased approximately ¥6,000 million, or 47%, to ¥6,644 million for this fiscal year compared to the previous fiscal year mainly due to the sales decrease and the cost relating to internal realignment of operations.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥12,100 million, or 11%, to ¥95,580 million for this fiscal year compared to the previous fiscal year. The decrease was mainly due to a decrease in sales of such products as shutters and unit components at Nidec Copal of approximately ¥7,600 million, or 15%, primarily as a result of the disruptions to our manufacturing facilities and the supply chains of manufacturers of digital cameras and mobile phones caused by the flooding in Thailand, a decrease in sales of such products as control device units for home appliances at Nidec Sankyo of approximately ¥3,600 million, or 12%, mainly because of the disruptions to the supply chains caused by the flooding in Thailand, and a decrease in sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics of approximately ¥900 million, or 3%, for this fiscal year compared to the previous fiscal year.

Operating income of electronic and optical components decreased approximately ¥8,000 million, or 46%, to ¥9,362 million for this fiscal year compared to the previous fiscal year. This decrease was primarily due to the decrease in sales, the effects of the flooding in Thailand and the cost relating to internal realignment of operations.

Other products-

Net sales of other products increased approximately ¥3,800 million, or 11%, to ¥38,436 million for this fiscal year compared to the previous fiscal year. This was primarily due to an increase in sales of automotive parts at Nidec Tosok of approximately ¥4,200 million, or 16%, for this fiscal year compared to the previous fiscal year, resulting from recovering demand for such parts in China and Europe. The increase in net sales of other products were partially offset by a decrease in sales of pivot assemblies for HDDs of approximately ¥1,100 million, or 65%, for this fiscal year compared to the previous fiscal year.

Operating income of other products decreased approximately ¥400 million, or 8%, to ¥4,101 million for this fiscal year compared to the previous fiscal year. This was mainly due to an increase in fixed costs resulting from investments to enhance Nidec Tosok’s manufacturing and research and development operations.

Consolidated Operating Results for the Three Months ended March 31, 2012 ("this 4Q") Compared to the Three Months ended December 31, 2011 ("this 3Q")

Consolidated net sales increased ¥10,145 million, or 6.4%, to ¥167,587 million for this 4Q compared to this 3Q. Our operating income increased ¥5,247 million, or 38.8%, to ¥18,775 million for this 4Q compared to this 3Q. Operating income ratio was 11.2% for this 4Q, an improvement of 2.6 percentage points from 8.6% for this 3Q. With respect to our "small precision motors," "general motors" and "electronic and optical components" product categories, sales and operating income of each product category increased for this 4Q compared to this 3Q as we implemented measures designed to respond quickly to the recovering demand following the flooding in Thailand. The average exchange rate between the Japanese yen and the U.S. dollar for this 4Q was ¥79.28 to the dollar, a depreciation of the Japanese yen against the U.S. dollar of approximately ¥1.87, or 2%, compared to this 3Q. The depreciation of the Japanese yen against the U.S. dollars had a positive impact on our net sales and operating income of approximately ¥3,000 million and ¥400 million, respectively, for this 4Q compared to this 3Q.

Income from continuing operations before income taxes increased ¥7,857 million, or 55.3%, to ¥22,063 million for this 4Q compared to this 3Q. We recorded foreign exchange gains of approximately ¥2,400 million for this 4Q, an increase of ¥1,500 million from ¥900 million for this 3Q. Net income attributable to Nidec Corporation for this 4Q was ¥9,077 million, which included a loss on discontinued operations of approximately ¥6,000 million.

Operating Results by Product Category for this 4Q compared to this 3Q

Small precision motors-

Net sales of small precision motors increased approximately ¥3,700 million, or 5%, to ¥75,672 million for this 4Q compared to this 3Q.

The number of units sold and sales of spindle motors for hard disk drives ("HDDs") increased approximately 11% and 19%, respectively, for this 4Q compared to this 3Q. This increase was mainly due to recovering demand for spindle motors following the decrease in demand caused by the flooding in Thailand. Average unit prices of spindle motors increased approximately 5% on a U.S. dollar basis, and approximately 7% on a Japanese yen basis, respectively, for this 4Q compared to this 3Q, reflecting the 2% depreciation of the Japanese yen against the U.S. dollar. The number of units sold of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs increased approximately 7% and 16%, respectively, for this 4Q compared to this 3Q.

Net sales of other small precision brushless DC motors decreased approximately 12% for this 4Q compared to this 3Q. With regard to Nidec Corporation and its direct-line subsidiaries, the number of units sold and sales of other small precision brushless DC motors decreased approximately 14% and 9% for this 4Q compared to this 3Q, respectively. Average unit prices increased approximately 3% on a U.S. dollar basis for this 4Q compared to this 3Q.

Net sales of brushless DC fans decreased approximately 7% for this 4Q compared to this 3Q. With regard to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 4% for this 4Q compared to this 3Q, mainly due to an approximately 8% decrease in the number of units sold, which was partially offset by an approximately 1% increase in average unit price on a U.S. dollar basis.

Operating income of small precision motors increased approximately ¥3,800 million, or 35%, to ¥14,692 million for this 4Q compared to this 3Q, due mainly to the increase in sales. Operating income ratio of small precision motors was 19.4% for this 4Q.

General motors-

Net sales of general motors increased approximately ¥2,900 million, or 7%, to ¥44,111 million for this 4Q compared to this 3Q. Sales of general motors for home appliances and industrial use increased approximately ¥1,800 million, or 7%, for this 4Q compared to this 3Q. This increase reflected in part an approximately 11% increase in sales of motors for air conditioners at Nidec Techno Motor and an approximately 9% increase in sales at Nidec Motors. Sales of general motors for automobiles increased approximately ¥1,100 million, or 8%, for this 4Q compared to this 3Q.

Operating income of general motors increased approximately ¥1,100 million, or 150%, to ¥1,865 million for this 4Q compared to this 3Q primarily due to higher sales.

Machinery-

Net sales of machinery increased approximately ¥1,200 million, or 9%, to ¥14,765 million for this 4Q compared to this 3Q. The increase in net sales was mainly due to an increase in sales of such products as electronic circuit testing systems for digital equipment at Nidec-Read of approximately ¥1,200 million, or 86%, for this 4Q compared to this 3Q.

Operating income of machinery decreased approximately ¥700 million, or 64%, to ¥405 million for this 4Q compared to this 3Q mainly due to the cost relating to internal realignment of operations.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥2,600 million, or 13%, to ¥22,970 million for this 4Q compared to this 3Q. This was mainly due to an increase in sales of such products as shutters for digital cameras at Nidec Copal of approximately ¥3,400 million, or 50%, primarily reflecting recovering demand for such products following the decrease in demand caused by the flooding in Thailand. The increase in net sales of electronic and optical components was partially offset by a decrease in sales of electronic components at Nidec Copal Electronics of approximately ¥800 million, or 11%, for this 4Q compared to this 3Q.

Operating income of electronic and optical components increased approximately ¥1,400 million, or 180%, to ¥2,201 million for this 4Q compared to this 3Q, mainly due to the increase in sales at Nidec Copal.

Other products-

Net sales of other products decreased approximately ¥300 million, or 3%, to ¥10,069 million for this 4Q compared to this 3Q. This was primarily due to a decrease in sales of automobile components at Nidec Tosok of approximately ¥300 million, 4%, for this 4Q compared to this 3Q.

Operating income of other products decreased approximately ¥400 million, or 28%, to ¥1,001 million for this 4Q compared to this 3Q. This was mainly due to the decrease in sales at Nidec Tosok.

(2) Financial Position

	As of March 31, 2012	As of March 31, 2011	Inc/dec
Total assets (million)	¥800,401	¥748,205	¥52,196
Total liabilities (million)	374,790	337,699	37,091
Nidec Corporation shareholders’ equity (million)	370,182	355,250	14,932
Interest-bearing debt (million) *1	188,518	154,961	33,557
Net interest-bearing debt (million) *2	¥58,228	¥60,640	¥(2,412)
Debt ratio (%) *3	23.6	20.7	2.9
Debt to equity ratio ("D/E ratio") (times) *4	0.51	0.44	0.07
Net D/E ratio (times) *5	0.16	0.17	(0.01)
Nidec Corporation shareholders' equity to total assets (%)	46.2	47.5	(1.3)

Notes:

*1: The sum of "short-term borrowings," "current portion of long-term debt" and "long-term debt" in our consolidated balance sheet, including zero-coupon bonds.

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥52,200 million to ¥800,401 million as of March 31, 2012, compared to March 31, 2011. This increase was primarily due to an increase of approximately ¥36,000 million in cash and cash equivalents and approximately ¥17,200 million in trade accounts receivable.

Total liabilities increased approximately ¥37,100 million to ¥374,790 million as of March 31, 2012, compared to March 31, 2011. Our short-term borrowings increased approximately ¥34,600 million to approximately ¥86,600 million as of March 31, 2012, compared to March 31, 2011. Our net interest-bearing debt decreased approximately ¥2,400 million to approximately ¥58,200 million as of March 31, 2012, compared to March 31, 2011. Our debt ratio increased to 23.6% as of March 31, 2012 from 20.7% as of March 31, 2011. Our debt to equity ratio was 0.51 as of March 31, 2012, compared to 0.44 as of March 31, 2011. Our net debt to equity ratio was 0.16 as of March 31, 2012, compared to 0.17 as of March 31, 2011.

Nidec Corporation shareholders’ equity increased approximately ¥14,900 million to ¥370,182 million as of March 31, 2012 compared to March 31, 2011. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in retained earnings of approximately ¥28,300 million, which was partially offset by repurchases of treasury stock (representing approximately 1.14% of our shares issued and outstanding) for approximately ¥10,200 million, and a decrease in other comprehensive income of approximately ¥3,000 million mainly reflecting smaller foreign currency translation adjustments, as of March 31, 2012 compared to March 31, 2011.

Our acquisition of Nidec Seimitsu in the quarter ended September 30, 2011 contributed approximately ¥9,500 million in total assets as of March 31, 2012, including approximately ¥2,900 million in trade accounts receivable, and approximately ¥3,700 million in total liabilities as of March 31, 2012, including approximately ¥2,200 million in trade notes and accounts payable.

Overview of Cash Flow-

(in millions)	For the year ended March 31, 2012	For the year ended March 31, 2011	Inc/dec
Net cash provided by operating activities	¥56,712	¥83,084	¥(26,372)
Net cash used in investing activities	(19,918)	(106,942)	87,024
Free cash flow *1	36,794	(23,858)	60,652
Net cash (used in) provided by financing activities	¥(814)	¥3,764	¥(4,578)

Note: *1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flow from operating activities for the fiscal year ended March 31, 2012 ("this fiscal year") was a net inflow of ¥56,712 million. Compared to the fiscal year ended March 31, 2011 ("the previous fiscal year"), our cash inflow from operating activities for this fiscal year decreased approximately ¥26,400 million. This decrease was mainly due to a decrease in consolidated net income of approximately ¥13,200 million and an increase in net cash outflow from changes in operating assets and liabilities of approximately ¥10,400 million for this fiscal year compared to the previous fiscal year.

Cash flow from investing activities for this fiscal year was a net cash outflow of ¥19,918 million. Compared to the previous fiscal year, our net cash outflow decreased approximately ¥87,000 million mainly due to a decrease in acquisitions of business, net of cash acquired, of approximately ¥56,800 million for this fiscal year compared to the previous fiscal year, a cash inflow from insurance proceeds related to property, plant and equipment damaged in flood of approximately ¥20,800 million for this fiscal year, and a decrease in additional purchases of property, plant and equipment of approximately ¥13,600 million for this fiscal year compared to the fiscal year.

As a result, we had a positive free cash flow of ¥36,794 million for this fiscal year, compared to a negative free cash flow of ¥23,858 million for the previous fiscal year.

Cash flow from financing activities for this fiscal year was a net cash outflow of ¥814 million. Compared to the previous fiscal year, our net cash outflow increased approximately ¥4,600 million. We had an increase in short-term borrowings of approximately ¥89,300 million for this fiscal year compared to the previous fiscal year. However, we had no cash inflow from proceeds from issuance of corporate bonds for this fiscal year, compared to approximately ¥100,500 million for the previous fiscal year.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of March 31, 2012 was ¥130,290 million, an increase of approximately ¥36,000 million from March 31, 2011.

Reference:

	As of March 31, 2012	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008
Shareholders’ equity to total assets	46.2%	47.5%	49.1%	42.3%	47.6%
Total market value of Nidec's shares (*1) (*4) to total assets	128.9%	133.3%	201.5%	87.2%	132.3%
Interest-bearing liabilities (*2) to net cash provided by operating activities	3.3	1.9	1.3	3.4	1.1
Interest coverage ratio (*3)	173.4	223.3	127.6	46.0	37.9

Notes:

*1. Total market value of Nidec’s shares to total assets is a Non-GAAP measure. Total market value is calculated as the closing stock price at fiscal year end multiplied by the number of shares issued at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: Total amount of "short-term borrowings", "current portion of long-term debt" and "long-term debt" in the consolidated balance sheet.

*3. Interest coverage ratio: Net cash provided by operating activities divided by "interest payments" during a fiscal year.

*4: To supplement our balance sheets presented on a GAAP basis, we use a non-GAAP measure of balance sheets to analyze our operational balance sheets. The presentation of a non-GAAP measure is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to any balance sheets figures as a measure of financial position.

(3) Business Forecasts for the Fiscal Year ending March 31, 2013

The global economy still remains stagnant with uncertainties and negative factors lingering, including the European debt crisis and currency exchange fluctuations, while some signs of improving trends seem to be emerging, led by the growth of newly emerging economies.

Under these circumstances, we intend to seek opportunities to enter into newly emerging markets and expand our operations mainly through acquisitions of and investments in businesses, while implementing measures designed to enhance the system and organizational structure to better manage our global business and improve profitability in order to achieve the goals set forth in our mid-term growth strategy.

Set forth below are our business performance forecasts prepared in light of and subject to our current assumptions and uncertainties. See the “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report.

Forecast of consolidated results for the fiscal year ending March 31, 2013

Net sales	¥780,000 million	(Up 14.3% from the previous fiscal year)
Operating income	¥95,000 million	(Up30.0% from the previous fiscal year)
Income from continuing operations before income taxes	¥87,000 million	(Up 22.8% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥57,000 million	(Up 39.9% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2012

Net sales	¥360,000 million	(Up 0.8% from the same period of the previous fiscal year)
Operating income	¥43,000 million	(Up 5.5% from the same period of the previous fiscal year)
Income from continuing operations before income taxes	¥40,000 million	(Up 15.7% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥26,000 million	(Up 15.4% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts is US$1 = ¥80 and 1 Euro= ¥105. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate.

(4) Dividend Policy

We uphold shareholder-oriented management and pursue high growth, high profitability and high share value to build long-term, sustainable growth in shareholder value. We seek to lay out our vision for the future on a regular and timely basis to keep stakeholders informed on how we intend to respond to changing opportunities and challenges as we continue to strive to succeed in our endeavors. Placing importance on regular dividend payments, we seek to increase our dividend payout to around 30% of our consolidated net income and use reserves to reinforce our management structure, expand our business horizons, and eventually to improve our profitability and shareholder value.

We have determined the year-end dividend to be ¥45.0 per share for the fiscal year ended March 31, 2012. As a result, together with the interim dividend of ¥45.0 per share, the full-year dividend will be ¥90.0 per share, an increase of ¥5.0 from the fiscal year ended March 31, 2011. The dividend payout ratio, which is obtained by dividing dividend declared for the year by net income attributable to Nidec Corporation, for this fiscal year is approximately 30.4%.

Our current dividend forecast for the year ending March 31, 2013 is a full-year dividend of ¥95.0 per share (an interim dividend of ¥45.0 per share and a year-end dividend of ¥50.0 per share), an increase of ¥5.0 per share compared to the full-year dividend for the fiscal year ended March 31, 2012. Based on this forecast, the dividend payout ratio for the fiscal year ending March 31, 2013 that we are aiming to achieve is approximately 23%.

(5) Risk Factors

The significant risks relating to our business that we are recognized as of March 31, 2012 included those relating to:

•

concentration of sales in a small number of customers,

•

our dependence on the computer industry,

•

our dependence on the hard disc drive market,

•

geographical concentration of facilities (Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.),

•

downward pricing pressure,

•

our third party suppliers,

•

competition,

•

commercializing customized products,

•

product defects,

•

our dependence on production and sales in developing countries,

•

the incomparability of our quarterly operating results,

•

our advanced planning for production and inventory,

•

our M&A strategy,

•

our growth placing strains on management and operational and financial resources,

•

our dependence on our founder, President and CEO, Mr. Shigenobu Nagamori,

•

our failure to achieve our corporate objectives or business strategies,

•

our reliance on monthly financial data from operating segments not prepared on a U.S. GAAP basis,

•

legal and regulatory compliance,

•

our internal controls over financial reporting,

•

patents and other intellectual property rights,

•

leaks of confidential information,

•

hiring and retention of qualified personnel,

•

our pension plans,

•

impairment of goodwill and long-lived assets,

•

uncertainties relating to deferred tax assets,

•

foreign exchange fluctuations,

•

interest rate fluctuations,

•

unexpected drastic declines in the global economies,

•

our ability to collect on our accounts receivable,

•

stock value fluctuations,

•

our access to liquidity and capital

•

natural disasters and other events over which we have little or no control, including the recent flooding in Thailand and subsequent events, and

•

a substantial number of our shares of common stock being eligible for future sale.

The foregoing risk factors were identified based on information available at the time of this announcement, and do not contain all of the information that may be important to you. For more information about the significant risks and other key factors that should be considered, please see our annual report on Form 20-F, reports on Form 6-K and other current disclosures that we have publicly released.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan on March 11, 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (vi) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, The Minster Machine Company, Ansaldo Sistemi Industriali S.p.A. and Nidec Sankyo Corporation, (vii) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (viii) the risks identified above.

2. The Nidec Group

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 169 consolidated subsidiaries and 2 affiliated company.

Nidec prepares its consolidated financial statements in accordance with U.S. GAAP, and its scope of consolidation is determined in accordance with U.S. GAAP. Nidec’s segments comprise a total of 14 reportable segments in accordance with the Accounting Standards Codification No. 280, “Segment Reporting.” Operating segments are components of an enterprise regularly used by the enterprise’s top decision-makers in making business decisions and assessing performance. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

Our reportable segments are as follows.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fan motors, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd. in Thailand and its consolidated subsidiaries as well as other subsidiaries in Asia that are manufacturer of hard disk drive parts, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fan motors, but excludes its general motors for automobile business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., in Singapore and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors, fan motors and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fan motors.

The Nidec Philippines segment comprises Nidec Philippines Corporation in the Philippines and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic components.

The Nidec Copal segment comprises Nidec Copal Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic and optical components, and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell automobile parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic components.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use. (Nidec Techno Motor Corporation has been renamed from Nidec Techno Motor Holdings Corporation as of April 1, 2012.)

The Nidec Motor segment comprises Nidec Motor Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France and other subsidiaries of Europe, North America and China which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Note: We have changed our segment reporting to align it with changes in management’s decision-making process in the year ended March 31, 2012. Since the quarter ended September 30, 2011, the Nidec Component Technology Group, which was previously included in the All Others segment, has been included in the Nidec Electronics (Thailand) segment, as we aimed to enhance our hard disk drive motors business mainly in Thailand. Additionally, since the quarter ended June 30, 2011, the Nidec Sole Motor Group, which was previously included in in the Nidec Techno Motor segment, has been included in the Nidec Motor segment.  All prior segment amounts in this report have been retroactively reclassified in accordance with the current segmentation reflecting the foregoing changes.

The Nidec Group specializes in the business of “everything that spins and moves” with a focus on motors and other drive technology products as well as products, equipment, parts and components that incorporate drive technologies. The Nidec Group’s core product categories include: "Small precision motors", "General motors", "Machinery", "Electronic and Optical components" and "Other" products. The principal business activities in each of these product categories are carried out in the areas of product development, manufacturing and sales, distribution and other services both in Japan and overseas.

The business activities of Nidec Corporation and the Nidec Group’s principal consolidated subsidiaries are as follows:

Product Category		Principal Companies
Small precision motors	Spindle motors for HDDs

Nidec Corporation,

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec (Zhejiang) Corporation,

Nidec Subic Philippines Corporation,

Nidec (H.K.) Co., Ltd.,

Nidec Singapore Pte. Ltd.

	Other small precision brushless DC motors	Nidec Corporation, Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec (H.K.) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Sankyo Corporation, Nidec Servo Corporation
	Brushless DC fans	Nidec Corporation, Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec Vietnam Corporation, Nidec (H.K.) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Servo Corporation
	Other small precision motors	Nidec Servo Corporation, Nidec Component Technology Co., Ltd., Nidec Copal Corporation, Nidec Seimitsu Corporation
General Motors	For home appliances and industrial use	Nidec Techno Motor Corporation, Nidec Motor Holdings Corporation
	For automobiles	Nidec Corporation, Nidec Motors & Actuators, Nidec Automotive Motor (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Electronics GmbH
Machinery		Nidec Sankyo Corporation, Nidec-Shimpo Corporation, Nidec-Read Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Machinery Corporation
Electronic and Optical components		Nidec Copal Corporation, Nidec Sankyo Corporation, Nidec Copal Electronics Corporation
Other	Automobile parts	Nidec Tosok Corporation
	Services, etc.	Nidec Total Service Corporation, Nidec Logistics Corporation

3. Management Policies

(1) Basic management policies

We aim to reach the No. 1 position in the world of comprehensive drive technology, specializing in the business of “everything that spins and moves” with a focus on motors. We seek to uphold the following three management goals and principles:

1.

Provide employment opportunities based on healthy business growth,

2.

Supply universally desired, indispensable products for the common good, and

3.

Pursue the No. 1 position in all that we undertake.

Nidec and its group companies aim to maximize shareholder value and meet the expectations of shareholders by achieving higher growth, profit and stock prices, over the long-term.

(2) Management targets

We have launched a business strategy, “Vision 2015,” pursuant to which we aim to achieve a target sales level of ¥2 trillion in the fiscal year ending March 31, 2016. As targets relating to profitability, we also aim to achieve an operating income ratio of 15% and an ROE (return on equity) of 15%.

(3) The Nidec Group’s mid- to long-term business strategies

To achieve the targets set forth in “Vision 2015,” the Nidec Group, acting based on “its organic growth strategy” and “M&A strategy,” seeks to establish four core business lines” in its business portfolio and globalize its “three core operations,” i.e., manufacturing, sales, and product development.

We plan to shift as promptly as possible from our current business portfolio consisting primarily of small precision motors and other products to an improved and expanded business portfolio consisting of four core business lines—small precision motors, home appliance and industrial motors, automotive motors and other motors—in an effort to achieve the ¥2 trillion sales level target in the fiscal year ending March 31, 2016.

1. Global organic growth strategy

Taking advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors, we aim to establish a global operating network and structure with a focus on newly emerging markets, which are expected to sustain growth in the foreseeable future.

1) We seek to expand our core motor product lines, starting from small precision motors to home appliance and industrial use motors, including automotive motors, which are expected to become one of our major products. We intend to further develop new products, markets and customers by applying our flagship DC motor technology that has enabled us to offer sophisticated, small, high-power, energy-efficient and power-saving motors and by putting to full use our state-of-the-art product development capabilities and low-cost manufacturing technologies.

2) As the size of digital content increases globally and the need for data storage, such as cloud computing, continues to increase, we aim to further strengthen our competitive position in the HDD motor market by developing new and innovative technologies that can meet the market’s demand for larger HDD capacity and new HDD application, smaller and thinner HDD products, and multiple applications through the use of the fluid dynamic bearing (“FDB”) technology.

3) We seek to gain a leading market share globally and maintain the highest technological standards for our electronic and optical components and other equipment and devices, including semiconductor components, while endeavoring to seize growth opportunities by integrating technologies among our group companies and developing new business lines.

2. M&A strategy

We plan to continue to actively seek M&A opportunities as a critical part of our growth strategy as we seek to achieve growth quickly and efficiently. In the fiscal year ended March 31, 2012, we, through our Corporate Strategy Office, the department that specializes in strategic M&A, successfully acquired Sanyo Seimitsu Co., Ltd., whose business was subsequently succeeded to by Nidec Seimitsu Corporation.

Moreover, on April 2, 2012, Nidec-Shimpo Corporation, our wholly owned subsidiary, successfully acquired The Minster Machine Company, a U.S. manufacturer of press machines, which began operating as our group company under the same corporate name. In addition, on April 11, 2012, we entered into a share purchase agreement to acquire all of the outstanding shares in Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors.

We intend to actively seek M&A opportunities with a particular focus on the automotive motor industry, which we expect to become a core business line within our business portfolio, and the home appliance and industrial motor industry, which is expected to grow rapidly.

(4) The Nidec Group’s challenges

1. Continue to enhance the corporate governance system

We have a total of four outside corporate auditors and two outside directors. The outside corporate auditors and directors have contributed to more vigorous discussions in meetings of our board of directors. We aim to further enhance our corporate governance system through measures designed to enable our board of directors to better perform and fulfill its obligations and other efforts.

2. Enhance globalization efforts

We consider it critical and seek to accelerate our efforts to globalize our management system and strengthen our global manufacturing, sales and product development operations in order to successfully compete in the increasingly competitive global market.

1) Globalize our management system

Rapid market globalization and intensifying competition require us to globalize our management system that enables us to promptly make decisions. We seek to enhance our management system so as to successfully compete in such market environment by hiring and training decision-makers capable of managing our operations flexibly from such global perspective, including hiring such decision-makers locally for our foreign operations.

2) Strengthen our global sales network

As a critical part of our mid-term growth strategy, we intend to pursue a global sales strategy where we aim to gain the largest market share while making a group-wide effort to expand and enhance our global sales network. In particular, we continue to pursue our business expansion strategy in newly emerging markets, including the automotive motor markets in China, India and Brazil, which are expected to continue to grow. In the industrial motor business, we seek to achieve expansion by integrating the sales network of Nidec Motor in the North and South American markets and the sales network of Ansaldo Sistemi Industriali S.p.A. in the European, Middle Eastern, Russian, Indian and Chinese markets in a way that their sales networks supplement each other (once our acquisition of Ansaldo Sistemi Industriali S.p.A. is completed as currently expected).

3) Strengthen our global manufacturing operations

As part of our global manufacturing strategy, in an effort to minimize the risk of concentration of our manufacturing operations in a particular country or region, we seek to allocate our resources appropriately in various locations. In newly emerging markets, we are currently considering a possible project for building a large-scale manufacturing facility in India. In an effort to improve our management of the group-wide manufacturing operations, we aim to achieve synergies with the manufacturing operations of Nidec Motor Corporation in the United States, Mexico, the United Kingdom and China (which we recently acquired), the manufacturing operations of The Minster Machine Company in the United States, Germany and China (which we recently acquired), and the manufacturing operations of Ansaldo Sistemi Industriali S.p.A. in Italy, France, and Russia (once our acquisition of Ansaldo Sistemi Industriali S.p.A. is completed as currently expected).

4) Strengthen our global R&D capabilities

With respect to our research and development efforts, we continue to pursue a project to establish a new research and development center designed to become a core component technology development facility for our global R&D strategy, where we intend to take advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors. We seek to meet market demand for shorter development cycles for home appliance and industrial use motors and automotive motor products, which are expected to drive our future growth, by achieving synergies with the R&D operations of Nidec Motor Corporation in the United States and the United Kingdom. We also intend to implement group-wide measures to enhance our R&D capabilities so as to be better able to offer new products and technologies. For example, as the price of neodymium magnets increases, Nidec Motor’s switched reluctance motor technology is expected to be applied to a variety of products since this technology requires no rare earth materials. As part of our global strategy to increase local manufacturing, we also seek to localize our R&D operations. For example, we plan to expand and improve our R&D facilities in Dalian, Dongguan and other locations in China.

5) Enhance our global management infrastructure

As a global company, we continue to improve our group-wide management system, accounting and financial reporting systems and procedures, financial performance, and information disclosure systems and procedures that meet global standards. For example, we continue to pursue our mid-term information technology improvement plan launched in the previous fiscal year, under which we aim to create an IT system that is standardized at a level sufficient to enable us to globally compete and grow and, at the same time, is sufficiently flexible to adapt to changes.

In addition, we plan to improve our group-wide management system by making adjustments to our current “federate-style” management system, under which each group company we acquired maintains a high degree of independence in managing its business operations, which adjustments are designed to adapt to the rapidly changing business environments and the intensifying global competition, and enable optimum performance and maximize profit on a group-wide basis.

Our Corporate Administration and Internal Audit Department, the department responsible for ensuring that our management system properly functions on a group-wide basis, seeks to enhance measures designed to prevent improper conduct based on the experience and know-how gained through its measures to comply with the U.S. Sarbanes-Oxley Act of 2002, as amended. In addition, we have launched a monthly balance sheet review to check each group company’s financial statements as we continue to seek to improve our internal control systems and procedures. We also seek to improve our disclosure systems and policies through enhanced cooperation between a department responsible for information disclosure and other relevant specialized departments.

Such specialized departments and offices, including the Compliance Office, the Risk Management Office, and the CSR (corporate social responsibility) Promotion Office, also collaborate with one another and other departments as appropriate. We seek to find ways to contribute to society based on our basic management policies as a good corporate citizen.

4. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31				Increase or
	2012		2011		decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥130,290		¥94,321		¥35,969
Trade notes receivable	11,207		11,486		(279)
Trade accounts receivable	171,255		154,091		17,164
Inventories:
Finished goods	40,069		39,477		592
Raw materials	25,363		23,303		2,060
Work in progress	21,512		23,405		(1,893)
Project in progress	850		1,108		(258)
Supplies and other	3,659		3,084		575
Other current assets	35,082		22,822		12,260
Total current assets	439,287	54.9	373,097	49.9	66,190

Investments and advances:
Marketable securities and other securities investments	14,818		15,338		(520)
Investments in and advances to affiliated companies	754		588		166
Total investments and advances	15,572	1.9	15,926	2.1	(354)

Property, plant and equipment:
Land	39,996		41,763		(1,767)
Buildings	133,911		135,794		(1,883)
Machinery and equipment	289,139		291,664		(2,525)
Construction in progress	22,196		15,434		6,762
Sub-total	485,242	60.6	484,655	64.8	587
Less - Accumulated depreciation	(254,411)	(31.8)	(250,246)	(33.5)	(4,165)
Total property, plant and equipment	230,831	28.8	234,409	31.3	(3,578)
Goodwill	80,525	10.1	82,107	11.0	(1,582)
Other non-current assets	34,186	4.3	42,666	5.7	(8,480)
Total assets	¥800,401	100.0	¥748,205	100.0	¥52,196

Liabilities and Equity

	Yen in millions
	March 31				Increase or
	2012		2011		decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥86,608		¥52,018		¥34,590
Current portion of long-term debt	674		1,124		(450)
Trade notes and accounts payable	107,345		112,759		(5,414)
Accrued expenses	22,983		22,039		944
Other current liabilities	34,750		18,895		15,855
Total current liabilities	252,360	31.5	206,835	27.6	45,525

Long-term liabilities:
Long-term debt	101,236		101,819		(583)
Accrued pension and severance costs	12,715		12,824		(109)
Other long-term liabilities	8,479		16,221		(7,742)
Total long-term liabilities	122,430	15.3	130,864	17.5	(8,434)

Total liabilities	374,790	46.8	337,699	45.1	37,091

Equity:
Common stock	66,551	8.3	66,551	8.9	-
Additional paid-in capital	66,762	8.3	66,960	8.9	(198)
Retained earnings	326,777	40.8	298,445	39.9	28,332

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(47,911)		(45,162)		(2,749)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,013		1,066		(53)
Unrealized gains from derivative instruments qualifying for cash flow hedges	73		219		(146)
Pension liability adjustments	(643)		(544)		(99)
Total accumulated other comprehensive income (loss)	(47,468)	(5.9)	(44,421)	(5.9)	(3,047)

Treasury stock, at cost	(42,440)	(5.3)	(32,285)	(4.3)	(10,155)
Total Nidec Corporation shareholders’ equity	370,182	46.2	355,250	47.5	14,932
Noncontrolling interests	55,429	7.0	55,256	7.4	173
Total equity	425,611	53.2	410,506	54.9	15,105
Total liabilities and equity	¥800,401	100.0	¥748,205	100.0	¥52,196

(2) Condensed Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Net sales	¥682,320	100.0	¥675,988	100.0	¥6,332	0.9
Cost of products sold	523,729	76.8	500,034	74.0	23,695	4.7
Selling, general and administrative expenses	55,471	8.1	55,348	8.2	123	0.2
Research and development expenses	30,050	4.4	27,737	4.1	2,313	8.3
Operating expenses	609,250	89.3	583,119	86.3	26,131	4.5
Operating income	73,070	10.7	92,869	13.7	(19,799)	(21.3)

Other income (expenses):
Interest and dividend income	1,634		1,049		585
Interest expenses	(299)		(355)		56
Foreign exchange gain (loss), net	(1,756)		(9,108)		7,352
Gain (loss) from marketable securities, net	(202)		(238)		36
Other, net	(1,591)		(2,251)		660
Total	(2,214)	(0.3)	(10,903)	(1.6)	8,689	-
Income from continuing operations before income taxes	70,856	10.4	81,966	12.1	(11,110)	(13.6)
Income taxes	(18,801)	(2.8)	(18,309)	(2.7)	(492)	-
Equity in net income (loss) of affiliated companies	0	0.0	6	0.0	(6)	(100.0)
Income from continuing operations	52,055	7.6	63,663	9.4	(11,608)	(18.2)
Loss on discontinued operations	(7,768)	(1.1)	(6,171)	(0.9)	(1,597)	-
Consolidated net income	44,287	6.5	57,492	8.5	(13,205)	(23.0)
Less: Net income attributable to noncontrolling interests	(3,556)	(0.5)	(5,159)	(0.8)	1,603	-
Net income attributable to Nidec Corporation	¥40,731	6.0	¥52,333	7.7	¥(11,602)	(22.2)

Note:

  Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss on discontinued operations” from results of continuing operations. The results of the discontinued operations for the fiscal year ended March 31, 2011 have been reclassified retrospectively. Therefore, “Information by Segment”, “Quarterly Consolidated Statements of Income “, “Information by Business Group”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended March 31, 2012
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2011	145,075,080	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506
Comprehensive income:
Net income				40,731			40,731	3,556	44,287
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,749)		(2,749)	189	(2,560)
Unrealized loss on securities, net of reclassification adjustment					(53)		(53)	46	(7)
Unrealized gain from derivative instruments qualifying for cash flow hedges					(146)		(146)	-	(146)
Pension liability adjustments					(99)		(99)	192	93
Total comprehensive income							37,684	3,983	41,667

Purchase of treasury stock						(10,155)	(10,155)	-	(10,155)
Dividends paid to shareholders of Nidec Corporation				(12,399)			(12,399)	-	(12,399)
Dividends paid to noncontrolling interests							-	(1,444)	(1,444)
Capital transaction with consolidated subsidiaries and other			(198)				(198)	(2,366)	(2,564)
Balance at March 31, 2012	145,075,080	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611

For the year ended March 31, 2011
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income				52,333			52,333	5,159	57,492
Other comprehensive income (loss):
Foreign currency translation adjustments					(15,928)		(15,928)	(533)	(16,461)
Unrealized loss on securities, net of reclassification adjustment					(681)		(681)	(226)	(907)
Unrealized gain from derivative instruments qualifying for cash flow hedges					219		219	-	219
Pension liability adjustments					489		489	(56)	433
Total comprehensive income							36,432	4,344	40,776

Purchase of treasury stock						(11,226)	(11,226)	-	(11,226)
Change in ownership of Nidec Servo in connection with share exchange transaction			1,186			3,002	4,188	(3,725)	463
Dividends paid to shareholders of Nidec Corporation				(11,143)			(11,143)	-	(11,143)
Dividends paid to noncontrolling interests							-	(1,655)	(1,655)
Capital transaction with consolidated subsidiaries and other			(3,316)			6	(3,310)	(4,930)	(8,240)
Balance at March 31, 2011	145,075,080	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506

(4) Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2012	2011

Cash flows from operating activities:
Consolidated net income	¥44,287	¥57,492	¥(13,205)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	31,511	32,981	(1,470)
Amortization	2,819	2,729	90
Loss on marketable securities, net	200	238	(38)
Loss on sales, disposal or impairment of property, plant and equipment	15,705	545	15,160
Loss recovery and gain on property, plant and equipment damaged flood	(19,662)	-	(19,662)
Deferred income taxes	12,835	(4,496)	17,331
Equity in net loss (income) of affiliated companies	0	(6)	6
Foreign currency adjustments	236	5,523	(5,287)
Accrual for pension and severance costs, net payments	(915)	(3,745)	2,830
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(14,819)	3,995	(18,814)
Decrease in inventories	(257)	(15,856)	15,599
Decrease in notes and accounts payable.	(8,061)	(3,058)	(5,003)
Decrease in accrued income taxes	(2,259)	(124)	(2,135)
Other	(4,908)	6,866	(11,774)
Net cash provided by operating activities	56,712	83,084	(26,372)

Cash flows from investing activities:
Additions to property, plant and equipment	(41,446)	(55,010)	13,564
Proceeds from sales of property, plant and equipment	2,725	960	1,765
Insurance proceeds related to property, plant and equipment damaged in flood	20,804	-	20,804
Purchases of marketable securities	(213)	(12)	(201)
Proceeds from sales of marketable securities	414	72	342
Acquisitions of business, net of cash acquired	5,201	(51,594)	56,795
Other	(7,403)	(1,358)	(6,045)
Net cash used in investing activities	(19,918)	(106,942)	87,024

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	26,060	(63,205)	89,265
Repayments of long-term debt	(1,229)	(2,016)	787
Proceeds from issuance of corporate bonds	-	100,500	(100,500)
Purchases of treasury stock	(10,155)	(11,226)	1,071
Payments for additional investments in subsidiaries	(454)	(7,827)	7,373
Dividends paid to shareholders of Nidec Corporation	(12,399)	(11,143)	(1,256)
Dividends paid to noncontrolling interests	(1,444)	(1,655)	211
Other	(1,193)	336	(1,529)
Net cash (used in) provided by financing activities	(814)	3,764	(4,578)

Effect of exchange rate changes on cash and cash equivalents	(11)	(8,894)	8,883
Net increase (decrease) in cash and cash equivalents	35,969	(28,988)	64,957
Cash and cash equivalents at beginning of year	94,321	123,309	(28,988)
Cash and cash equivalents at end of year	¥130,290	¥94,321	¥35,969

(5) Notes regarding Going Concern Assumption

Not applicable.

(6) Scope of consolidation and application of the equity method

1. Scope of consolidation

As of
March 31, 2012
Number of consolidated subsidiaries	169

2. Application of equity method

As of
March 31, 2012
Number of affiliated companies accounted for by the equity method	2

3. Change in the scope of consolidation from March 31, 2011

Increase of consolidated subsidiaries	18
Decrease of consolidated subsidiaries	7

4. Change in significant subsidiaries

Not applicable.

5. Change in the application of equity method from March 31, 2011

Increase of affiliated companies accounted for by the equity method	-
Decrease of consolidated subsidiaries	-

6. Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

(7) Changes Relating to the Basis for Preparing Our Consolidated Financial Statements

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles - Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No. 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Operating Segment Information

			Yen in millions
	Year ended March 31, 2012		Year ended March 31, 2011		Increase or decrease
Net sales:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥146,965	15.8	¥146,740	16.0	¥225	0.2
Nidec Electronics (Thailand)	100,875	10.8	131,305	14.3	(30,430)	(23.2)
Nidec (Zhejiang)	30,047	3.2	31,118	3.4	(1,071)	(3.4)
Nidec (Dalian)	19,740	2.1	25,070	2.7	(5,330)	(21.3)
Nidec Singapore	34,668	3.7	19,533	2.1	15,135	77.5
Nidec (H.K.)	51,910	5.6	57,311	6.2	(5,401)	(9.4)
Nidec Philippines	39,716	4.3	35,841	3.9	3,875	10.8
Nidec Sankyo	78,985	8.5	86,583	9.4	(7,598)	(8.8)
Nidec Copal	53,442	5.7	61,028	6.7	(7,586)	(12.4)
Nidec Tosok	33,508	3.6	29,946	3.3	3,562	11.9
Nidec Copal Electronics	29,118	3.1	30,580	3.3	(1,462)	(4.8)
Nidec Techno Motor	41,010	4.4	43,824	4.8	(2,814)	(6.4)
Nidec Motor	84,029	9.0	50,886	5.5	33,143	65.1
Nidec Motors & Actuators	56,355	6.1	45,073	4.9	11,282	25.0
All others	131,212	14.1	124,441	13.5	6,771	5.4
Sub-total	931,580	100.0	919,279	100.0	12,301	1.3
Adjustments and eliminations	(249,260)	-	(243,291)	-	(5,969)	-
Consolidated total	¥682,320	-	¥675,988	-	¥6,332	0.9

			Yen in millions
	Year ended March 31, 2012		Year ended March 31, 2011		Increase or decrease
Operating income:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥7,497	10.0	¥6,799	7.3	¥698	10.3
Nidec Electronics (Thailand)	15,027	20.1	21,473	23.1	(6,446)	(30.0)
Nidec (Zhejiang)	774	1.0	2,351	2.5	(1,577)	(67.1)
Nidec (Dalian)	431	0.6	2,658	2.9	(2,227)	(83.8)
Nidec Singapore	781	1.1	245	0.3	536	218.8
Nidec (H.K.)	359	0.5	564	0.6	(205)	(36.3)
Nidec Philippines	7,799	10.4	5,403	5.8	2,396	44.3
Nidec Sankyo	7,414	9.9	13,226	14.2	(5,812)	(43.9)
Nidec Copal	6,384	8.5	9,557	10.3	(3,173)	(33.2)
Nidec Tosok	3,140	4.2	4,009	4.3	(869)	(21.7)
Nidec Copal Electronics	4,194	5.6	4,969	5.3	(775)	(15.6)
Nidec Techno Motor	4,591	6.2	4,018	4.3	573	14.3
Nidec Motor	2,111	2.8	240	0.3	1,871	779.6
Nidec Motors&Actuators	3,126	4.2	1,274	1.4	1,852	145.4
All others	11,177	14.9	16,184	17.4	(5,007)	(30.9)
Sub-total	74,805	100.0	92,970	100.0	(18,165)	(19.5)
Adjustments and eliminations	(1,735)	-	(101)	-	(1,634)	-
Consolidated total	¥73,070	-	¥92,869	-	¥(19,799)	(21.3)

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan.

3. We have changed our segment reporting in line with the changes we made in our management decision-making process during the fiscal year ended March 31, 2012. Figures for the fiscal year ended March 31, 2011 have been retrospectively reclassified.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2012	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income (loss) attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥46,242	137,490	¥336.33
Income (loss) from discontinued operations attributable to Nidec Corporation	(5,511)	137,490	(40.08)
Net income attributable to Nidec Corporation	40,731	137,490	296.25
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(55)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	46,187	146,901	314.41
Income (loss) from discontinued operations attributable to Nidec Corporation	(5,511)	146,901	(37.52)
Net income attributable to Nidec Corporation	¥40,676	146,901	¥276.89

For the year ended March 31, 2011	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income (loss) attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥56,536	139,216	¥406.10
Income (loss) from discontinued operations attributable to Nidec Corporation	(4,203)	139,216	(30.19)
Net income attributable to Nidec Corporation	52,333	139,216	375.91
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(29)	4,950
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	56,507	144,166	391.96
Income (loss) from discontinued operations attributable to Nidec Corporation	(4,203)	144,166	(29.16)
Net income attributable to Nidec Corporation	¥52,304	144,166	¥362.80

Subsequent events

Completion of Acquisition of The Minster Machine Company

On April 2, 2012, Nidec-Shimpo Corporation, our wholly owned subsidiary, acquired all of the voting rights in The Minster Machine Company (“Minster”). Minster is a leading U.S. manufacturer of medium-sized and large-sized high-speed, high-rigidity press machines and large-sized press machines for dies for motor parts, which would be included in our “machinery” product category. Following the acquisition, we continue to pursue our group-wide growth strategy by seeking to increase sales by expanding our business not only in our existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets.

A Share Purchase Agreement to Acquire Ansaldo Sistemi Industriali S.p.A.

On April 11, 2012, we agreed to acquire all of the voting rights in Ansaldo Sistemi Industriali S.p.A., an Italian company, from HVEASI Holding, B.V. (Netherlands), a privately owned company affiliated with Patriarch Partners, LLC, and entered into a share purchase agreement with HVEASI Holding, B.V. (Netherlands). Through this transaction, we aim to accelerate the global expansion of our industrial motor business, which is a part of the general motor business where we have increasingly focused our efforts as one of the principal growth areas, by gaining sales platforms in markets where we currently do not have significant sales and by expanding our product offerings to include a wider range of products that are currently not in our product portfolio. The closing of the transaction is currently expected to be completed by the end of May 2012.

A Share Exchange Agreement to Make Nidec Sankyo Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 24, 2012, we decided, at a meeting of the board of directors, to enter into a share exchange transaction with Nidec Sankyo Corporation to make Nidec Sankyo a wholly owned subsidiary, and entered into a share exchange agreement with Nidec Sankyo on the same day. For more information, see our press release, dated April 24, 2012, entitled "Notice Concerning a Share Exchange Agreement to Make Nidec Sankyo Corporation a Wholly Owned Subsidiary of Nidec Corporation," which will be submitted on Form 6-K.

5. Nidec Non-Consolidated Financial Statements (Japanese GAAP)

(1) Non-Consolidated Balance Sheets

Assets
	Yen in millions
	March 31
	2012	2011
	Amount	Amount
Current assets:
Cash and deposits	¥9,825	¥8,213
Notes receivable-trade	192	101
Accounts receivable-trade	55,286	35,282
Finished goods	2,614	6,934
Work in process	161	236
Raw materials and supplies	421	368
Prepaid expenses	440	438
Deferred tax assets	-	1,203
Short-term loans receivable from subsidiaries and affiliates	38,771	38,035
Account receivable-other	28,851	4,723
Income taxes receivable	-	730
Other	57	88
Allowance for doubtful accounts	(204)	(129)
Total current assets	136,414	96,222
Noncurrent assets:
Property, plant and equipment	28,653	30,044
Buildings, net	14,964	15,797
Structures, net	395	442
Machinery and equipment, net	483	652
Vehicles, net	12	1
Tools, furniture and fixtures, net	1,000	1,309
Land	11,583	11,602
Lease assets, net	133	230
Construction in progress	83	11
Intangible assets	3,217	2,058
Patent right	139	147
Software	1,806	1,390
Software in progress	1,141	346
Other	131	175
Investments and other assets	320,655	318,896
Investment securities	7,311	7,901
Stocks of subsidiaries and affiliates	278,530	220,955
Investments in capital	0	3
Investments in capital of subsidiaries and affiliates	34,037	83,857
Claims provable in bankruptcy, claims provable in rehabilitation and other	445	445
Long-term prepaid expenses	233	157
Prepaid pension cost	92	224
Deferred tax assets	106	5,418
Other	346	381
Allowance for doubtful accounts	(445)	(445)
Total noncurrent assets	352,525	350,998
Total assets	¥488,939	¥447,220

Liabilities and Net Assets
	Yen in millions
	March 31
	2012	2011
	Amount	Amount
Current liabilities:
Notes payable-trade	¥29	¥40
Accounts payable-trade	21,471	19,182
Short-term loans payable	57,876	50,153
Commercial papers	27,000	-
Lease obligations	91	98
Accounts payable-other	3,919	3,881
Accrued expenses	395	327
Income taxes payable	387	-
Deferred tax liabilities	1,945	-
Advances received	22	3
Deposits received	24,186	28,444
Unearned revenue	183	175
Provision for bonuses	1,700	1,400
Notes payable-facilities	1	29
Other	-	4
Total current liabilities	139,205	103,736
Noncurrent liabilities:
Bonds payable	100,347	100,447
Lease obligations	45	136
Other	445	596
Total noncurrent liabilities	100,837	101,179
Total liabilities	240,042	204,915
Shareholder’s equity:
Capital stock	66,551	66,551
Capital surplus	73,069	73,069
Legal capital surplus	70,772	70,772
Other capital surplus	2,297	2,297
Retained earnings	151,314	134,355
Legal retained earnings	721	721
General reserve	114,650	105,650
Retained earnings brought forward	35,943	27,984
Treasury stock	(42,440)	(32,285)
Total shareholders’ equity	248,494	241,690
Valuation and translation adjustments:

Valuation difference on available-for-sale securities	883	1,095
Revaluation reserve for land	(480)	(480)
Total valuation and translation adjustments	403	615
Total net assets	248,897	242,305
Total liabilities and net assets	¥488,939	¥447,220

(2) Non-Consolidated Statements of Income

	Yen in millions
	Year ended March 31
	2012	2011
	Amount	Amount
Net sales	¥146,965	¥146,740
Cost of sales	116,063	117,632
Gross profit	30,902	29,108
Selling, general and administrative expenses	23,405	22,309
Operating income	7,497	6,799
Non-operating income	11,212	23,433
Interest income	490	450
Dividends income	9,307	21,563
Other	1,415	1,420
Non-operating expenses	2,810	7,914
Interest expenses	137	216
Sales discounts	47	62
Foreign exchange losses	1,851	6,760
Bond issuance cost	1	49
Interest on commercial papers	10	-
Other	764	827
Ordinary income	15,899	22,318
Extraordinary income	26,206	269
Gain on sales of noncurrent assets	29	4
Reversal of allowance for doubtful accounts	-	13
Special technical support fee	1,100	-
Transfer pricing taxation adjustment	25,077	-
Gain on revision of retirement benefit plan	-	252
Extraordinary losses	1,007	291
Loss on disposal of noncurrent assets	184	6
Loss on sales of investment securities	-	48
Loss on valuation of investment securities	1	199
Impairment loss	17	38
Loss on valuation of stocks of subsidiaries and affiliates	805	-
Income before income taxes	41,098	22,296
Total income taxes	11,740	313
Income taxes-current	3,015	2,123
Income taxes-deferred	8,725	(1,810)
Net income	¥29,358	¥21,983

(3) Non-Consolidated Statements of Shareholders' Equity

	Yen in millions
	Year ended March 31
	2012	2011
	Amount	Amount
Shareholders' equity:
Capital stock
Balance at the end of previous period	¥66,551	¥66,551
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥66,551	¥66,551

Capital surplus
Legal capital surplus
Balance at the end of previous period	¥70,772	¥70,772
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥70,772	¥70,772
Other capital surplus
Balance at the end of previous period	¥2,297	¥-
Changes of items during the period
Disposal of treasury stock	-	2,297
Total changes of items during the period	-	2,297
Balance at the end of current period	¥2,297	¥2,297

Retained earnings
Legal retained earnings
Balance at the end of previous period	¥721	¥721
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥721	¥721
Other retained earnings
General reserve
Balance at the end of previous period	¥105,650	¥87,650
Changes of items during the period
Provision of general reserve	9,000	18,000
Total changes of items during the period	9,000	18,000
Balance at the end of current period	¥114,650	¥105,650
Retained earnings brought forward
Balance at the end of previous period	¥27,984	¥35,119
Changes of items during the period
Dividends from surplus	(12,399)	(11,143)
Provision of general reserve	(9,000)	(18,000)
Net income	29,358	21,983
Reversal of revaluation reserve for land	-	25
Total changes of items during the period	7,959	(7,135)
Balance at the end of current period	¥35,943	¥27,984

	Yen in millions
	Year ended March 31
	2012	2011
	Amount	Amount
Treasury stock
Balance at the end of previous period	¥(32,285)	¥(24,067)
Changes of items during the period
Purchase of treasury stock	(10,155)	(11,226)
Disposal of treasury stock	-	3,008
Total changes of items during the period	(10,155)	(8,218)
Balance at the end of current period	¥(42,440)	¥(32,285)

Total shareholders' equity
Balance at the end of previous period	¥241,690	¥236,745
Changes of items during the period
Dividends from surplus	(12,399)	(11,143)
Net income	29,358	21,983
Purchase of treasury stock	(10,155)	(11,226)
Disposal of treasury stock	-	5,305
Reversal of revaluation reserve for land	-	25
Total changes of items during the period	6,804	4,945
Balance at the end of current period	¥248,494	¥241,690

Valuation and translation adjustments:
Valuation difference on available-for-sale securities
Balance at the end of previous period	¥1,095	¥1,487
Changes of items during the period
Net changes of items other than shareholders' equity	(212)	(392)
Total changes of items during the period	(212)	(392)
Balance at the end of current period	¥883	¥1,095

Revaluation reserve for land
Balance at the end of previous period	¥(480)	¥(455)
Changes of items during the period
Net changes of items other than shareholders' equity	-	(25)
Total changes of items during the period	-	(25)
Balance at the end of current period	¥(480)	¥(480)

Total Valuation and translation adjustments
Balance at the end of previous period	¥615	¥1,032
Changes of items during the period
Net changes of items other than shareholders' equity	(212)	(417)
Total changes of items during the period	(212)	(417)
Balance at the end of current period	¥403	¥615

Total net assets:
Balance at the end of previous period	¥242,305	¥237,777
Changes of items during the period
Dividends from surplus	(12,399)	(11,143)
Net income	29,358	21,983
Purchase of treasury stock	(10,155)	(11,226)
Disposal of treasury stock	-	5,305
Reversal of revaluation reserve for land	-	25
Net changes of items other than shareholders' equity	(212)	(417)
Total changes of items during the period	6,592	4,528
Balance at the end of current period	¥248,897	¥242,305

6. Other Information

(1) Changes in Directors and Auditors

The elections, retirements and position changes of directors and corporate auditors are expected to be submitted for, and is subject to, approval at the Company's Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2012.

1. Proposed change in Representative Director

Not applicable.

2. Proposed changes in other Members of the Board of Directors and Corporate Auditors

(1) New Member of the Board of Directors

Name	Currently position
Akira Sato	First Senior Vice President
Toshihiko Miyabe	Senior Vice President
Noriko Ishida	Lawyer

Note: Noriko Ishida will be nominated as Full-time and Outside Member of the Board of Director.

(2) Retiring Members of the Board of Directors

Name	Currently position
Juntaro Fujii	Member of the Board and Executive Vice President
Tetsuo Inoue	Member of the Board and Senior Vice President
Masakazu Iwakura	Outside Member of the Board

Notes: 1. Juntaro Fujii is expected to be appointed as Executive Consultant.

2. Tetsuo Inoue is expected to be appointed as Senior Vice President.

(3) New Corporate Auditor

Name	Currently position
Kazuya Murakami	Former director, European Bank for Reconstruction and Development

Note: Kazuya Murakami will be nominated as Outside Auditors, and expected to be appointed as

Full-time Corporate Auditor.

(4) Retiring Corporate Auditor

Name	Currently position
Susumu Ono	Outside Corporate Auditor

Reference (Year ended March 31, 2012)

(2) Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Net sales	¥167,587	100.0	¥171,217	100.0	¥(3,630)	(2.1)
Cost of products sold	127,310	76.0	130,166	76.0	(2,856)	(2.2)
Selling, general and administrative expenses	13,944	8.3	15,721	9.2	(1,777)	(11.3)
Research and development expenses	7,558	4.5	7,657	4.5	(99)	(1.3)
Operating expenses	148,812	88.8	153,544	89.7	(4,732)	(3.1)
Operating income	18,775	11.2	17,673	10.3	1,102	6.2

Other income (expenses):
Interest and dividend income	577		319		258
Interest expenses	(121)		(40)		(81)
Foreign exchange gain (loss), net	2,407		2,257		150
Gain (loss) from marketable securities, net	(60)		(3)		(57)
Other, net	485		(1,307)		1,792
Total	3,288	2.0	1,226	0.7	2,062	168.2
Income from continuing operations before income taxes	22,063	13.2	18,899	11.0	3,164	16.7
Income taxes	(6,269)	(3.8)	(3,240)	(1.9)	(3,029)	-
Equity in net income (loss) of affiliated companies	(7)	(0.0)	1	0.0	(8)	-
Income (loss) from continuing operations	15,787	9.4	15,660	9.1	127	0.8
Income (loss) from discontinued operations	(6,045)	(3.6)	(3,814)	(2.2)	(2,231)	-
Consolidated net income (loss)	9,742	5.8	11,846	6.9	(2,104)	(17.8)
Less: Net income attributable to noncontrolling interests	(665)	(0.4)	14	0.0	(679)	-
Net income attributable to Nidec Corporation	¥9,077	5.4	¥11,860	6.9	¥(2,783)	(23.5)

	Yen in millions
	Three months ended
	June 30, 2011		September 30, 2011		December 31, 2011
	Amount	%	Amount	%	Amount	%
Net sales	¥176,634	100.0	¥180,657	100.0	¥157,442	100.0
Operating income	19,847	11.2	20,920	11.6	13,528	8.6
Income (loss) from continuing operations before income taxes	18,260	10.3	16,327	9.0	14,206	9.0
Income (loss) from continuing operations	13,980	7.9	12,336	6.8	9,952	6.3
Income (loss) from discontinued operations	(676)	(0.4)	(686)	(0.4)	(361)	(0.2)
Consolidated net income (loss)	13,304	7.5	11,650	6.4	9,591	6.1
Net income attributable to Nidec Corporation	¥12,210	6.9	¥10,319	5.7	¥9,125	5.8

(3) Information by Product Category (unaudited)

	Yen in millions
	Year ended March 31, 2012
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥305,186	¥178,214	¥64,904	¥95,580	¥38,436	¥682,320	¥-	¥682,320
Intersegment	976	135	5,703	302	4,667	11,783	(11,783)	-
Total	306,162	178,349	70,607	95,882	43,103	694,103	(11,783)	682,320
Operating expenses	254,050	172,070	63,963	86,520	39,002	615,605	(6,355)	609,250
Operating income	¥52,112	¥6,279	¥6,644	¥9,362	¥4,101	¥78,498	¥(5,428)	¥73,070

	Yen in millions
	Year ended March 31, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥319,098	¥137,251	¥77,329	¥107,693	¥34,617	¥675,988	¥-	¥675,988
Intersegment	1,253	996	7,594	1,267	4,995	16,105	(16,105)	-
Total	320,351	138,247	84,923	108,960	39,612	692,093	(16,105)	675,988
Operating expenses	260,252	134,821	72,318	91,556	35,148	594,095	(10,976)	583,119
Operating income	¥60,099	¥3,426	¥12,605	¥17,404	¥4,464	¥97,998	¥(5,129)	¥92,869

	Yen in millions
	Three months ended March 31, 2012
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥75,672	¥44,111	¥14,765	¥22,970	¥10,069	¥167,587	¥-	¥167,587
Intersegment	255	41	1,548	83	1,173	3,100	(3,100)	-
Total	75,927	44,152	16,313	23,053	11,242	170,687	(3,100)	167,587
Operating expenses	61,235	42,287	15,908	20,852	10,241	150,523	(1,711)	148,812
Operating income	¥14,692	¥1,865	¥405	¥2,201	¥1,001	¥20,164	¥(1,389)	¥18,775

	Yen in millions
	Three months ended March 31, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥71,466	¥46,083	¥19,283	¥25,817	¥8,568	¥171,217	¥-	¥171,217
Intersegment	421	229	1,758	279	1,262	3,949	(3,949)	-
Total	71,887	46,312	21,041	26,096	9,830	175,166	(3,949)	171,217
Operating expenses	61,291	44,798	17,992	22,980	9,207	156,268	(2,724)	153,544
Operating income	¥10,596	¥1,514	¥3,049	¥3,116	¥623	¥18,898	¥(1,225)	¥17,673

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(4) Sales by Geographic Segment (unaudited)

	Yen in millions
	Year ended March 31
	2012		2011		Increase or decrease
	Amount	%	Amount	%	Amount	%
Japan	¥260,470	38.2	¥295,376	43.7	¥(34,906)	(11.8)
U.S.A	71,317	10.5	46,579	6.9	24,738	53.1
Singapore	40,595	5.9	28,015	4.1	12,580	44.9
Thailand	75,908	11.1	99,932	14.8	(24,024)	(24.0)
Philippines	19,683	2.9	10,657	1.6	9,026	84.7
China	148,553	21.8	139,264	20.6	9,289	6.7
Others	65,794	9.6	56,165	8.3	9,629	17.1
Total	¥682,320	100.0	¥675,988	100.0	¥6,332	0.9

	Yen in millions
	Three months ended March 31
	2012		2011		Increase or decrease
	Amount	%	Amount	%	Amount	%
Japan	¥56,527	33.7	¥72,294	42.2	¥(15,767)	(21.8)
U.S.A	15,311	9.1	19,643	11.5	(4,332)	(22.1)
Singapore	15,672	9.4	5,294	3.1	10,378	196.0
Thailand	17,864	10.7	22,267	13.0	(4,403)	(19.8)
Philippines	6,372	3.8	2,356	1.4	4,016	170.5
China	38,400	22.9	32,852	19.2	5,548	16.9
Others	17,441	10.4	16,511	9.6	930	5.6
Total	¥167,587	100.0	¥171,217	100.0	¥(3,630)	(2.1)

Note:

The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(5) Sales by Region (unaudited)

	Yen in millions
	Year ended March 31
	2012		2011		Increase or decrease
	Amount	%	Amount	%	Amount	%
North America	¥79,997	11.7	¥55,237	8.2	¥24,760	44.8
Asia	358,653	52.5	390,218	57.7	(31,565)	(8.1)
Europe	59,987	8.8	51,887	7.7	8,100	15.6
Other	7,291	1.1	5,440	0.8	1,851	34.0
Overseas sales total	505,928	74.1	502,782	74.4	3,146	0.6
Japan	176,392	25.9	173,206	25.6	3,186	1.8
Consolidated total	¥682,320	100.0	¥675,988	100.0	¥6,332	0.9

	Yen in millions
	Three months ended March 31
	2012		2011		Increase or decrease
	Amount	%	Amount	%	Amount	%
North America	¥21,059	12.6	¥22,155	12.9	¥(1,096)	(4.9)
Asia	87,046	52.0	89,303	52.2	(2,257)	(2.5)
Europe	15,464	9.2	14,936	8.7	528	3.5
Other	371	0.2	2,710	1.6	(2,339)	(86.3)
Overseas sales total	123,940	74.0	129,104	75.4	(5,164)	(4.0)
Japan	43,647	26.0	42,113	24.6	1,534	3.6
Consolidated total	¥167,587	100.0	¥171,217	100.0	¥(3,630)	(2.1)

Note:

The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

(6) Other information

1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2012	2011		2012	2011
Net sales	¥682,320	¥675,988	0.9%	¥167,587	¥171,217	(2.1)%
Operating income	73,070	92,869	(21.3)%	18,775	17,673	6.2%
Ratio of operating income to net sales	10.7%	13.7%		11.2%	10.3%
Income from continuing operations before income taxes	70,856	81,966	(13.6)%	22,063	18,899	16.7%
Ratio of income from continuing operations before income taxes to net sales	10.4%	12.1%		13.2%	11.0%
Net income attributable to Nidec Corporation	40,731	52,333	(22.2)%	9,077	11,860	(23.5)%
Ratio of net income attributable to Nidec Corporation to net sales	6.0%	7.7%		5.4%	6.9%
Net income attributable to Nidec Corporation stockholders per share-basic	¥296.25	¥375.91		¥66.34	¥85.42
Net income attributable to Nidec Corporation stockholders per share-diluted	¥276.89	¥362.80		¥61.98	¥79.91

Total assets	¥800,401	¥748,205
Nidec Corporation shareholders’ equity	370,182	355,250
Nidec Corporation shareholders’ equity to total assets	46.2%	47.5%
Nidec Corporation shareholders’ equity per share	¥2,705.32	¥2,565.32

Net cash provided by operating activities	¥56,712	¥83,084
Net cash used in investing activities	(19,918)	(106,942)
Net cash (used in) provided by financing activities	(814)	3,764
Cash and cash equivalents at end of period	¥130,290	¥94,321

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	169
Number of affiliated companies accounted for under the equity method:	2

3) Change in Scope of Consolidation and Application of Equity Method

Change from March 31, 2011
Number of companies newly consolidated:	18
Number of companies excluded from consolidation:	7
Number of companies newly accounted for by the equity method:	-
Number of companies excluded from accounting by the equity method:	-